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Conectiv Energy Holding, Inc. Parent
Balance Sheet
(Dollars in Thousands)
Unaudited

	Actual December 31, 2002
ASSETS	
Accounts Receivable	*
Note Receivable from Associated Companies	*
Investment in Consolidated Companies	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Interest and Taxes Accrued	*
Capitalization	
Construction loan	*
Other comprehensive income	*
Retained earnings	*
Total equity	*
Conectiv money pool loan	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public
  Utility Holding Company Act of 1935.